12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

November 12, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Cecilia Blye, Chief, Office of Global Security Risk
Pradip Bhaumik, Special Counsel

Re:	Response Biomedical Corp. Form 10-K for the fiscal-year ended December 31, 2013 Filed March 17, 2014 File No. 0-50571

Ladies and Gentlemen:

On behalf of Response Biomedical Corp. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), which were furnished by your letter dated November 5, 2014 (the “Staff Letter”). In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter, followed each comment with our response, and supplemented our initial response with the written undertakings by the Company requested by the Staff. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.

You told us in your letter dated April 2, 2012 that you intended to continue selling products in Sudan. You state on page 7 that distributors sell your products in Latin America and the Middle East, references to which can be understood to include Cuba and Syria. Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Cuba, Sudan and Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any goods, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

The Company respectfully acknowledges the Staff's comment and submits that it has not had any contacts with Cuba, Sudan and Syria since April 2, 2012 and consequently, no goods, technology or services have been provided by the Company into Cuba, Sudan and Syria, directly or indirectly since April 2, 2012. In addition, the Company does not have any agreements, arrangements or other contact with the governments of Cuba, Sudan and Syria or any entities that they may control.

Securities and Exchange Commission
Division of Corporation Finance

November 12, 2014

2.

Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria since the period covered by the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

The Company respectfully acknowledges the Staff's comment and, as indicated in its response to Comment No. 1 above, has not had any contacts with Cuba, Sudan and Syria. Therefore, the Company has not had any revenue, assets and liabilities associated with Cuba, Sudan and Syria since the period covered by the referenced letter.

* * * * *

Securities and Exchange Commission
Division of Corporation Finance

November 12, 2014

Other Matters

The written undertakings by the Company requested by the Staff are set forth in Exhibit A annexed hereto.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

If you have any further questions or comments, please do not hesitate to contact me at (858) 350-2364. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Anthony G. Mauriello

Anthony G. Mauriello, Esq.

Enclosures

cc:	William J. Adams, Response Biomedical Corp.
Joseph Garcia, Blake, Cassels & Graydon LLP

Exhibit A

Response Biomedical Corp. (the “Company”) hereby confirms that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response Biomedical Corp.

/s/ William J. Adams

William J. Adams

Chief Financial Officer

Dated: November 12, 2014